CUSIP No. G5753U112 Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Maiden Holdings, Ltd.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
G5753U112
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112 Page 2 of 6

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Kensico Capital Management Corporation 13-4079277
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	4,856,400
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	4,856,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,856,400
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	6.7%
12.	Type of Reporting Person	CO

CUSIP No. G5753U112 Page 3 of 6

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Michael Lowenstein
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	4,856,400
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	4,856,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,856,400
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	6.7%
12.	Type of Reporting Person	IN, HC

CUSIP No. G5753U112 Page 4 of 6

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	4,856,400
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	4,856,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,856,400
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	6.7%
12.	Type of Reporting Person	IN, HC

CUSIP No. G5753U112 Page 5 of 6

Amendment No. 2 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on February 17, 2009 and Amendment No. 1 thereto filed on February 16, 2010 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.     Ownership.

For each Reporting Person:

(a)           Amount beneficially owned:

Each of Kensico Capital Management, Mr. Lowenstein and Mr. Coleman may be deemed to beneficially own the 4,856,400 shares of Common Stock held for the accounts of the Funds. Of such 4,856,400 shares of Common Stock, Kensico Partners directly beneficially owns 1,150,195 shares of Common Stock, Kensico Associates directly beneficially owns 1,700,055 shares of Common Stock, Kensico Offshore directly beneficially owns 1,426,398 shares of Common Stock, and Kensico Offshore II directly beneficially owns 579,752 shares of Common Stock.

(b)           Percent of class:  6.7%

This calculation is based on 72,105,885 shares of Common Stock issued and outstanding as of  November 8, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the Commission on November 9, 2010.

(c)           Number of shares to which each Reporting Person has:

(i)           Sole power to vote or direct the vote: -0-

(ii)          Shared power to vote or direct the vote:  4,856,400

(iii)         Sole power to dispose or to direct the disposition of: -0-

(iv)          Shared power to dispose of or direct the disposition of:  4,856,400

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

KENSICO CAPITAL MANAGEMENT CORP.
BY:	/s/ MICHAEL LOWENSTEIN
Signature
Michael Lowenstein, Authorized Signatory
Name/Title
/s/ MICHAEL LOWENSTEIN
Signature
/s/ THOMAS J. COLEMAN
Signature